News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 13, 2023

Seabridge Gold Files Third Quarter 2023 Report to Shareholders
and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three months period ended September 30, 2023 on SEDAR. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  KSM Substantially Started activities continue with plans to file application in January 2024
  KSM JV process advancing with five companies completing site tours
  23 hole drill program completed at Iskut testing Bronson Slope and Snip North targets
  27 hole drill program completed at 3 Aces designed to confirm geologic model
  2023 drill program completed at Snowstorm focused on testing prospective fault zones

Financial Results

During the three-month period ended September 30, 2023 Seabridge posted a net loss of $5.3 million ($0.06 per share) compared to a net profit of $5.0 million ($0.06 per share) for the same period last year. During the 3rd quarter, Seabridge invested $73.7million in mineral interests, compared to $63.4 million during the same period last year. At September 30, 2023, net working capital was $79.9 million compared to $88.4 million at December 31, 2022.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com